UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68761

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RB International Markets (USA) LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1177 Avenue of the Americas, 5th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Linda S. Grimm	(212) 897-1685	lgrimm@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown PC
(Name – if individual, state last, first, and middle name)

1411 Broadway, 9th Floor	New York	NY	10018-3496
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stefan Gabriele, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RB International Markets (USA) LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RB International Markets (USA) LLC

Statement of Financial Condition
December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of
RB International Markets (USA) LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RB International Markets (USA) LLC (the "Company"), as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York
February 27, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

RB International Markets (USA) LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	11,599,641
Time deposit		5,456,000
Right-of-use asset		78,813
Accrued interest receivable		577
Other assets		56,953
Total assets	$	17,191,984

Liabilities and Member's Equity

Due to Parent	$	280,386
Accrued expenses		257,344
Lease liability		80,249
Total liabilities		617,979
Member's equity		16,574,005
Total liabilities and member's equity	$	17,191,984

The accompanying notes are an integral part of this financial statement.

1. **Organization and Business**

   RB International Markets (USA) LLC (the "Company), a wholly owned subsidiary of Raiffeisen Bank International AG ("Parent"), is a limited liability company formed under the laws of Delaware. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company acts as a broker-dealer to U.S. institutional investors, including but not limited to asset managers, hedge funds and insurance companies. The Company clears most of its transactions by using the facilities of its Parent. These trades are settled on a delivery versus payment/receive versus payment basis. The Company's service fees on foreign securities transactions are allocated by the Parent and remitted to the Company quarterly. The Company also serves as a co-underwriter of securities but does not engage in sales transactions with respect to those securities. The Company also engages in private placements of securities.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Revenue Recognition
   The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   Revenue from contracts with customers includes service fees and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2.   Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

All securities transactions of the Company are with U.S. institutional investors and are effected on a matched delivery vs. payment/receive vs. payment basis in a riskless principal capacity with its Parent. A fixed yearly amount for service fees has been predetermined at the beginning of the year and payment is received on a quarterly basis from the Parent.

Periodically, the Company earns service fees from its Parent for assisting in transactions in which the Parent is a syndicate member and are recorded at the time the placement is complete and the amounts are reasonably determinable. The Company has determined that the trade date is the appropriate point in time to recognize revenue for the placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. After an approximate waiting time of three months for the syndication period, under an internal agreement, the Company will receive a percentage of the total fee from its Parent.

The Company participates in underwritings through a syndicate for entities that want to raise funds through a sale of securities. The Company has determined that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. Revenues are recorded, net of reasonable underwriting expenses, considering historical haircuts on similar transactions with comparable maturities. The volatility of the financial markets at launch are taken into consideration which may cause elevated stabilization costs for the syndicate members during the syndication phase of approximately three months after pricing. The Company will receive payment of approximately 70% of the anticipated fee within 30 days of the syndicate settlement date with any final balance remitted within 90 days.

Disaggregation can be found on the statement of operations for the year ended December 31, 2025.

The beginning and ending balance of receivables, contract assets, and contract liabilities are presented below:

	Receivables	Contract Assets	Contract Liabilities	Receivables, Parent*
Balance, January 1, 2025	$ -	$ -	$ -	$ 86,995
Balance, December 31, 2025	$ -	$ -	$ -	$ -

*Included in Due to Parent, net (of taxes payable) on statement of financial condition.

---

2.   **Summary of Significant Accounting Policies (continued)**

Significant Judgment
Revenue from contracts with customers includes service fees and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Receivables
The guidance under ASC Topic 326, Financial Instruments – Credit Losses replaces the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework.   The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.   The Company's expectation is that the credit risk associated with fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2025.

Leases
The guidance under ASC Topic 842, Leases increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

Lease liabilities are recognized at the present value of the fixed lease payments using the prime rate of 7%. Right-of-use assets are recognized based on the amortized initial present value of the fixed lease payments.

Cash
The Company's cash accounts are held by four financial institutions and therefore are subject to the credit risk at those financial institutions.   The accounts include interest bearing demand deposits including checking and savings accounts.   These balances are federally insured up to $250,000 per depositor, per bank.

The Company holds a time deposit which matures on December 31, 2026.

2.   Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for federal, state and local income tax purposes. The Company does not file federal, state or local income tax returns but its income is reported as part of the Parent's federal, state and local income tax returns.

Though for tax purposes it is a disregarded entity, the Company reimburses the Parent for federal, state and local income taxes incurred from the results of the Company's operations.

The Company recognizes that the effect of income tax positions only when they are more likely than not to be sustained. As of December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

The Company adopted ASU 2023-09, Improvements to Income Tax Disclosures, on January 1, 2025 which amends the disclosure requirements for income taxes. The amendments primarily include new requirements to disclose additional information as part of the reconciliation of the effective tax rate to statutory tax rate, provide the amount of income taxes paid, net of refunds received, and income tax expense disaggregated between federal, state and foreign jurisdictions and provide income before income taxes disaggregated between domestic and foreign jurisdictions. See Note 4.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement -Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). ASU 2024-03 requires additional disclosures about the nature of expenses included in the income statement. ASU 2024-03 is effective for public business entities for annual periods beginning after December 15, 2026 and will be effective for the Company on October 1, 2027. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2024-03 on its financial statements and related disclosures.

Management does not believe that this accounting standard, if currently adopted, would have a material effect on the Company's financial statements.

Translation of Foreign Currency

Assets and liabilities expected to settle in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency translations and transactions are reflected in the statement of operations. The foreign exchange gain for the year ended December 31, 2025, was not material.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in the market prices of investments held. Such fluctuations are included in the statement of operations.

3. **Regulatory Requirements**

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2025, the Company had net capital of approximately $15,987,000 which exceeded the required net capital by approximately $15,737,000.

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) since all of its customer business is handled on a delivery versus payment or receive versus payment basis. The Company does not handle cash or securities for customers with respect to its underwriting or private placement business.

4. **Related Party Transactions**

There are no significant differences between the statutory and effective tax rates. There are no timing differences between book and taxable income, therefore there are no deferred tax assets or liabilities as of December 31, 2025.

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the table below:

Expected income at the federal statutory rate	21.0%
New York state and New York city income taxes	3.7%
Non-deductible expenses	0.1%
Other/rounding	0.1%
Effective income tax rate	24.9%

At December 31, 2025, the Company owes the Parent $280,386 which represents taxes payable of $279,861, in addition to expenses payable of $525.

Service fees are earned on trades performed with institutional customers and cleared with the Parent. Under an agreement with the Parent, the Company will earn a flat fee of approximately $40,575 per month as a service fee for these trades, which is paid quarterly. These fees are included in securities service fees – secondary market on the statement of operations. Clearing and brokerage expenses, in the statement of operations, include fees paid to the Parent on the clearing of these transactions and totaled $16,944. The Company also earns fees on transactions where the Parent is a syndicate member. These fees are included in securities service fees – primary market on the statement of operations. Total fees earned for 2025 were $593,302.

The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. All transactions with related parties are settled in the normal course of business.

5. **Commitments**

The Company maintains a lease to occupy office space under a non-cancellable lease agreement that expires on April 30, 2027. At December 31, 2025, the total payments to be made under this agreement are $83,830 for the remainder of the lease.

6. **Employee Benefit Plan**

The Company participates in a 401(k) plan covering its employees. The plan includes an employer match and safe harbor contribution.

7. **Segment Reporting**

The Company follows ASC 280, Segment Reporting which requires companies to disclose segment data on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as multiple operating segments consisting of underwriting fees, securities service fees – secondary market and securities service fees – primary market ("the Segments"). Using the management approach, qualitative and quantitative criteria established by ASC 280, these fees are considered to be a single reportable segment since the Chief Operating Decision Maker ("CODM") uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The nature of business and accounting policy of the Segments are the same as described in the organization and business and summary of significant accounting policies.

The CODM is the Company's Chief Executive Officer.

8. **Customer Transactions**

In the normal course of business, the Company effects transactions on behalf of customers on delivery vs. payment/receive vs. payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market value of securities compared to their contract amounts.

9. **Off-Balance Sheet Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. The activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. **Subsequent Events**

The Company has evaluated events that have occurred after December 31, 2025 through the date the financial statements were issued and has determined that there were no material subsequent events requiring adjustment or disclosure.